UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Ardea Biosciences, Inc.

 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share

 (Title of Class of Securities)

03969P107

(CUSIP number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, address and telephone number of person authorized to receive notices and communications)

April 12, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,113,004
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 7,113,004
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,113,004
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1)	See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,113,004
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 7,113,004
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,113,004
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)        See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,163,004
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 7,163,004
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,163,004
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)        See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 03969P107	13D

Amendment No. 11 to Schedule 13D

This Amendment No. 11 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

On April 12, 2012, Baker Bros. Advisors, LLC (the “Adviser”), Baker Brothers Life Sciences, L.P, 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., and Baker Tisch Investments, L.P. (the “Funds”), and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Fund’s investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Fund’s investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

Item 2.            Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	Baker Bros. Advisors, LLC
2.	Felix J. Baker; and
3.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of Baker Bros. Advisors, LLC and Baker Bros. Advisor, LLC is an entity engaged in investment activities. Julian C. Baker and Felix J. Baker are each 50% Managing Members of Baker Bros. Advisors, LLC.

Certain securities of the Issuer are owned directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments II, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Tisch Investments, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Tisch Capital (GP), LLC.

CUSIP No. 03969P107	13D

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 14159, L.P., a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are owned directly by FBB Associates, a Delaware general partnership. As the sole partners of FBB Associates, Julian C. Baker and Felix J. Baker may be deemed to be the indirect beneficial owners of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Julian C. Baker and Felix J. Baker disclaims beneficial ownership of such securities, except to the extent of his respective pecuniary interest therein. Felix J. Baker is a director of the Issuer.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Baker Bros. Advisors, LLC is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.              Source and Amount of Funds or Other Consideration.

Unless otherwise disclosed in this or any previously filed Schedule 13D, all previous purchases were made with the working capital of the Fund purchasing the securities.

Item 4.              Purpose of Transaction.

On April 21, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zeneca Inc., a Delaware corporation (“Zeneca”) and QAM Corp., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, the Merger Sub will be merged with and into the Issuer (the “Merger”) and the Issuer will be the surviving corporation and continue as a wholly owned subsidiary of Zeneca. Under the terms of the Merger Agreement, the stockholders of the Issuer will receive $32 per share, which represents a total cash value of approximately $1.26 billion.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with Zeneca. Pursuant to the Voting Agreement, the Reporting Persons agreed to vote (or cause to be voted) all securities of the Issuer currently beneficially owned by them and any additional beneficial ownership acquired with respect to other securities of the Issuer after the execution of the Voting Agreement (the “Subject Shares”) in favor of the adoption of the Merger Agreement, deliver an irrevocable proxy to Zeneca and vote against (A) the approval of any proposal made in opposition to, or in competition with, the consummation of the Merger or any other transactions contemplated by the Merger Agreement; (B) any Acquisition Transaction (as defined in the Merger Agreement); and (C) any other action or agreement that is intended, or would reasonably be expected, to impede, prevent, delay or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time (as defined in the Merger Agreement); and (iii) at the option of Reporting Persons, upon Zeneca’s receipt of written notice by the Reporting Persons following any amendment or modification to the Merger Agreement that materially adversely affects the Reporting Persons (including but not limited to any reduction or change in the amount of or form of the Merger Consideration (as defined in the Merger Agreement) or any change in the conditions to the Merger).

CUSIP No. 03969P107	13D

Pursuant to the terms of the Voting Agreement, the Reporting Persons agreed that they will not (i) sell, pledge, encumber, assign, grant an option with respect to, transfer, tender or otherwise dispose of (including by gift or any Constructive Disposition (as defined in the Voting Agreement)) such Subject Shares or any interest therein or enter into an agreement or commitment providing for the sale, pledge, encumbrance, assignment, grant of an option with respect to, transfer, tender or other disposition (including by gift or Constructive Disposition) of such Subject Shares or any interest therein (any such transaction or agreement, a “Transfer”); (ii) enter into any contract, agreement, option, instrument or other arrangement or understanding with respect to the direct or indirect Transfer of any Subject Shares; (iii) seek or solicit any such Transfer or any such contract, agreement, option, instrument or other arrangement or understanding; (iv) deposit (or permit the deposit of) their Subject Shares into any voting trust or grant any proxy, power of attorney, right of first offer or refusal or enter into any voting agreement or similar agreement with respect to any of the Subject Shares in contravention of the obligations of the Reporting Persons under the Voting Agreement.

The foregoing description of certain provisions of the Merger Agreement and the Voting Agreement is a summary only and is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. A copy of the Voting Agreement is filed as Exhibit 2 hereto. The Voting Agreement is incorporated herein by reference.

Item 5.                 Interest in Securities of the Issuer.

(a)(b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 11 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock held directly by the holders listed below, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 36,739,135 shares outstanding, as reported on the company’s SEC Form 10K filed on March 9, 2012. Such percentage figures are calculated in accordance with Rule 13d-3 under the Exchange Act.

Holder	Number of Shares	Percentage of Class Outstanding

Baker Bros. Investments, L.P.	60,827	0.2%
Baker Bros. Investments II, L.P.	66,087	0.2%
667, L.P.	1,693,159	4.6%
Baker Brothers Life Sciences, L.P.	5,069,518	13.8%
14159, L.P.	120,477	0.3%
Baker/ Tisch Investments, L.P.	100,634	0.3%
FBB Associates	2,302	0.0%
Felix J. Baker	50,000	0.1%
Total	7,163,004	19.5%

By virtue of the Management Agreement the Reporting Persons may be deemed to be beneficial owners of shares owned by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Felix J. Baker is a Director of the Company.

CUSIP No. 03969P107	13D

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds and FBB Associates, and this Amendment No. 11 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

(c) None.

(d) Except as otherwise disclosed in this or any previously filed Schedule 13D, no other person has the rights set forth in this section.

(e) Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure regarding the Voting Agreement in Item 4 above is incorporated herein by reference.

The Voting Agreement is included as Exhibit 1 to this Amendment No. 11 and is incorporated herein by reference.

Item 7.                 Materials to be Filed as Exhibits.

Exhibit 1:	Form of Voting Agreement dated April 21, 2012, by and among Zeneca, Inc. and the undersigned stockholder of Ardea BioSciences, Inc.

Exhibit 2:	Joint Filing Agreement dated April 23, 2012, with respect to Amendment No. 11 to Schedule 13D, by and between Baker Bros. Advisors, L.L.C., Julian C. Baker and Felix J. Baker

CUSIP No. 03969P107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment is true, complete and correct.

EXECUTED as of this 23rd day of April, 2012.

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

CUSIP No. 03969P107	13D

Exhibit 2

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Ardea Biosciences, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 23rd day of April, 2012.

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker